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Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

September 28, 2021
Re:	Facebook, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 File No. 001-35551

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Facebook, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to your correspondence dated September 21, 2021 concerning the Company’s Form 10-K for the year ended December 31, 2020. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests a 30 calendar day extension of the original due date requested by the Staff in order to allow it to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than November 4, 2021.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	David M. Wehner, Chief Financial Officer Facebook, Inc.

VIA EDGAR CORRESPONDENCE